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                UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                     FORM 3

            INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES

    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
       Section 17(a) of the Public Utility Holding Company Act of 1935 or
               Section 30(h) of the Investment Company Act of 1940

(Print of Type Responses)
________________________________________________________________________________
1.   Name and Address of Reporting Person*

Fairbanks                    William                         R.
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   (Last)                       (First)                   (Middle)

155 Verdin Road
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                                    (Street)

Greenville                             SC                   29607
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   (City)                            (State)                (Zip)

________________________________________________________________________________
2.   Date of Event Requiring Statement (Month/Day/Year)


________________________________________________________________________________
3.   I.R.S. Identification Number of Reporting Person, if an entity (voluntary)


________________________________________________________________________________
4.   Issuer Name and Ticker or Trading Symbol

American Sports Development Group, Inc./ASDP
(formerly American Inflatables, Inc.)
________________________________________________________________________________
5.   Relationship of Reporting Person(s) to Issuer
     (Check all applicable)

     |X|  Director                             |X|  10% Owner
     |X|  Officer (give title below)           |_|  Other (specify below)

     President and Chief Executive Officer
     ____________________________________________________________________
________________________________________________________________________________
6.   If Amendment, Date of Original (Month/Day/Year)

                                  May 24, 2002
________________________________________________________________________________
7.   Individual or Joint/Group Filing  (Check Applicable line)

     |X|  Form filed by One Reporting Person

     |_|  Form filed by More than One Reporting Person

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             Table I -- Non-Derivative Securities Beneficially Owned
================================================================================

                                                                 3. Ownership Form:
                                      2. Amount of Securities       Direct (D) or
1. Title of Security                     Beneficially Owned         Indirect (I)       4. Nature of Indirect Beneficial Ownership
   (Instr. 4)                            (Instr. 4)                 (Instr. 5)            (Instr. 5)
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

Common Stock, $.01 Par Value             38,355,014                  D
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Common Stock                              5,897,694                  I                    (1)
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Common Stock                                 92,300                  I                    (2)
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

Table II -- Derivative Securities Beneficially Owned
            (e.g., puts, calls, warrants, options, convertible securities)

================================================================================

                                                                                                        5. Owner-
                                                    3. Title and Amount of Securities                      ship
                                                       Underlying Derivative Security                      Form of
                         2. Date Exercisable           (Instr. 4)                                          Derivative
                            and Expiration Date     ---------------------------------    4. Conver-        Securities:
                            (Month/Day/Year)                               Amount           sion or        Direct      6. Nature of
                         ----------------------                            or               Exercise       (D) or         Indirect
                         Date       Expira-                                Number           Price of       Indirect       Beneficial
1. Title of Derivative   Exer-      tion                                   of               Derivative     (I)            Ownership
   Security (Instr. 4)   cisable    Date            Title                  Shares           Security       (Instr. 5)     (Instr. 5)
------------------------------------------------------------------------------------------------------------------------------------


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

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

Explanation of Responses:

(1) These shares of Common Stock of American Sports Development Group, Inc. (formerly American Inflatables, Inc.) (the "Company") are directly owned by Red Oak Limited Partnership of which Mr. Fairbanks is a general partner. Mr. Fairbanks disclaims beneficial ownership of these shares.

(2) These shares of Common Stock of the Company are directly owned by International Management Associates, Inc. of which Mr. Fairbanks is a 70% owner. Mr. Fairbanks disclaims beneficial ownership of 30% of these shares.

/s/ William R. Fairbanks                                 March 6, 2003
---------------------------------------------            -----------------------
      **Signature of Reporting Person                             Date

*     If the form is filed by more than one reporting person, see Instruction
      5(b)(v).

** Intentional misstatements or omissions of facts constitute Federal Criminal Violations.

     See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space is insufficient, see Instruction 6 for procedure.